                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                                  FORM 11-K



(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 2004

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ____________ to ___________


                       Commission file number: 1-16681


                    EMPLOYEES' PROFIT SHARING AND SALARY
                DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.
                          (Full title of the plan)



                           THE LACLEDE GROUP, INC.
                           (Missouri corporation)
                              720 Olive Street
                         Saint Louis, Missouri 63101
                                314-342-0500
         (Name of issuer of the securities held pursuant to the plan and address of its principal executive offices)



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EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

TABLE OF CONTENTS
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                                                                         PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                    2

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   DECEMBER 31, 2004 AND 2003:

   Statements of Net Assets Available for Benefits                         3

   Statements of Changes in Net Assets Available for Benefits              4

   Notes to Financial Statements                                         5-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets Held for
     Investment Purposes at the End of Year                                9



All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures                                                                10

Exhibits                                                                  11

         Consent of Independent Registered Public Accounting Firm



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                   [letterhead of Deloitte & Touche LLP]



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee of the
Employees' Profit Sharing and Salary Deferral Plan of
SM&P Utility Resources, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Employees' Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 17, 2005


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
EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003
----------------------------------------------------------------------------------------

                                                             2004               2003

ASSETS:
  Investments:
    Mutual funds                                         $12,925,508        $11,791,304
    Common stock                                             464,426            257,522
    Participant loans                                        654,326            516,735
                                                         -----------        -----------
          Total investments                               14,044,260         12,565,561
                                                         -----------        -----------

  Receivables:
    Participant contributions                                 53,971             38,802
    Employer contributions                                   569,806            530,550
    Accrued interest on participant loans                      1,329                534
                                                         -----------        -----------
           Total receivables                                 625,106            569,886
                                                         -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                        $14,669,366        $13,135,447
                                                         ===========        ===========

See notes to financial statements.

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
EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
----------------------------------------------------------------------------------------------


                                                                   2004               2003

ADDITIONS:
  Investment income:
    Interest                                                   $   166,041        $   167,353
    Net appreciation in investments                                600,050          1,541,787
                                                               -----------        -----------
           Total investment income                                 766,091          1,709,140
                                                               -----------        -----------

  Contributions:
    Participant                                                  1,527,075          1,556,519
    Employer                                                       572,930            530,550
    Other                                                           18,967             19,917
                                                               -----------        -----------
           Total contributions                                   2,118,972          2,106,986
                                                               -----------        -----------

           Total additions                                       2,885,063          3,816,126

DEDUCTIONS--Benefits paid to participants                        1,351,144          2,631,270
                                                               -----------        -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                1,533,919          1,184,856

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year            13,135,447         11,950,591
                                                               -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year                 $14,669,366        $13,135,447
                                                               ===========        ===========

See notes to financial statements.

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EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      GENERAL--The following description of the Employees' Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan was established effective July 1, 1987. The Plan is a defined contribution plan which covers employees of SM&P Utility Resources, Inc. (the "Company") who are not represented by a collective bargaining agreement, provided they meet the prescribed eligibility requirements. Certain employees of the Company, act as trustees (the "Trustees") of the Plan and control and manage the operation of the Plan. American United Life Insurance Company ("AUL" or "Custodian") serves as the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PARTICIPATION OR ELIGIBILITY--All full time, employees of the Company who are not represented by a collective bargaining agreement and have attained age 20-1/2 years and completed six months of service, as defined by the Plan document, are eligible to participate.

      CONTRIBUTIONS--Under the Plan, eligible participants may elect a salary deferral of 1% to 75% of compensation, as defined in the Plan document, subject to certain Internal Revenue Code ("IRC") limitations.

      The Company may make discretionary matching contributions from its net profits which are allocated to each eligible participant's account based upon the participant's salary deferral amount. For the years ended December 31, 2004 and 2003, the Company elected to make matching contributions equal to 50% of each participant's salary deferral amount, up to a maximum of 6% of the participant's compensation. The Company may make additional discretionary contributions which are allocated to each eligible participant in proportion to compensation and are unrelated to any participant salary deferral amounts. No additional discretionary contributions were made during the 2004 and 2003 Plan years.

      ROLLOVERS FROM OTHER QUALIFIED EMPLOYER PLANS--The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan.

      PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      INVESTMENT OPTIONS--There are fifteen investment alternatives available for the investment of contributions to the Plan. Participants direct the investment of their contributions and Company matching contributions to the Plan in any one or more of the investment funds and may request the transfer of their contributions and Company matching contributions among the funds. The investment funds consist of mutual, bond, and equity funds offered by the Custodian. During January 2002, the Company was acquired by The Laclede Group, Inc. ("Group"). As a result of the acquisition of the Company by the Group, an option to acquire common stock of Group was offered in place of the

                                   - 5 -


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

      previous investment option of NiSource Inc. ("NiSource") common stock. Effective August 1, 2003, investments of NiSource stock were liquidated and reinvested at the discretion of the participants in any of the remaining investment options. If no option was selected, the proceeds from the sale of NiSource stock were defaulted to the OneAmerica Money Market Fund.

      VESTING--Participants are immediately vested in their contributions and actual earnings thereon. Participants vest ratably over a five-year period in Company contributions and earnings thereon.

      FORFEITURES--Forfeitures of Company matching contributions are used to reduce future Company matching contributions. There were no forfeitures available to offset future Company contributions at December 31, 2004 and 2003. Forfeitures of $26,088 and $50,350 were utilized during the years ended December 31, 2004 and 2003, respectively, to reduce Company contributions.

      PAYMENT OF BENEFITS--Upon retirement or termination of service, participants may elect one of several benefit distribution options including, but not limited to, monthly payments or a lump-sum distribution. There was $-0- and $12,003 payable to terminated participants at December 31, 2004 and 2003, respectively. Benefits are recorded upon distribution.

      HARDSHIP WITHDRAWALS--A participant may request withdrawals of their vested account balance if they satisfy hardship requirements established by the plan administrator in accordance with Internal Revenue Service ("IRS") guidelines.

      LOANS--Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant's vested account balance. The repayment period may not exceed five years unless the loan is used to purchase the participant's primary residence, subject to certain restrictions. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by a commercial lender, subject to review periodically by the Employee Benefits Committee. Principal and interest is paid ratably through payroll deductions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

      The Plan invests in corporate stocks and funds that invest in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      INVESTMENT VALUATION--All investments in investment funds and common stock are stated at fair value as reported by the Custodian and based upon quoted market prices. Participant loans are valued at the outstanding loan balance. Purchases and sales of investments are accounted for on the trade date. Interest income is recorded on the accrual basis.

                                    - 6 -


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

      ADMINISTRATIVE EXPENSES--Administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager fees and broker fees are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets available for benefits as of December 31:

                                                       2004            2003

      AUL Fixed Interest Investment Fund            $3,081,415      $2,924,810
      Fidelity (VIP) Growth Fund                     1,884,927       1,805,485
      American Century Ultra Fund                    1,540,296       1,327,719
      SSGA S&P 500 Flagship Fund                     1,371,992       1,229,829
      Fidelity (VIP) Asset Manager Fund              1,070,126         992,827
      OneAmerica Money Market Fund                     975,984         966,320
      OneAmerica Investment Grade Bond Fund            835,127         871,245
      PBHG Growth Fund                                 811,189         774,588

      During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                        2004           2003

      Mutual funds                                    $567,415      $1,495,084
      Common stock                                      32,635          46,703
                                                      --------      ----------

      Net appreciation of investments                 $600,050      $1,541,787
                                                      ========      ==========

4.    PARTY-IN-INTEREST

      Certain of the Plan's investments are invested in shares of funds offered by the Custodian. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2004 are disclosed on the supplemental schedule of assets held for investment purposes.

      At December 31, 2004 and 2003, the Plan held 306,911 units and 191,874 units, respectively, of common stock of the Group, the sponsoring employer, with fair value of $464,426 and $257,522, respectively. During the years ended December 31, 2004 and 2003, the Plan recorded net appreciation in fair value of $32,635 and $46,703, respectively, from common stock of the Group.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated, participants will become 100% vested in their accounts.

6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated December 9, 2004, that the Plan is qualified under applicable sections of the IRC. The plan administrator and the

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      Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been recorded on the Plan's financial statements.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                                                  DECEMBER 31,
                                                                         -----------------------------
                                                                             2004             2003

      Net assets available for benefits per the financial statements     $14,669,366       $13,135,447

      Amounts allocated to withdrawing participants                                -            12,003
                                                                         -----------       -----------
      Net assets available for benefits per the Form 5500                $14,669,366       $13,123,444
                                                                         ===========       ===========

      Benefits paid to participants per the financial statements         $ 1,351,144       $ 2,631,270

      Add amounts allocated to withdrawing participants at
        December 31, 2004 and 2003, respectively                                   -            12,003

      Less amounts allocated to withdrawing participants at
        December 31, 2003 and 2002, respectively                              12,003             7,656
                                                                         -----------       -----------

      Benefit payments and withdrawals per the Form 5500                 $ 1,339,141       $ 2,635,617
                                                                         ===========       ===========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                   ******

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
EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

FORM 5500, SCHEDULE H, PART IV, LINE 4i--SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AT THE END OF THE YEAR
AS OF DECEMBER 31, 2004
-----------------------------------------------------------------------------------------------------------------------

                   (b)                                                (c)                                      (e)
       IDENTITY OF ISSUE, BORROWER,                              DESCRIPTION OF                (d)           CURRENT
(a)     LESSOR OR SIMILAR PARTY                                    INVESTMENT                 COST**          VALUE

 * AUL Fixed Interest Investment Fund                     Mutual Funds                                     $ 3,081,415
   Fidelity (VIP) Growth Fund                                                                                1,884,927
   American Century Ultra Fund                                                                               1,540,296
   SSGA S&P 500 Flagship Fund                                                                                1,371,992
   Fidelity (VIP) Asset Manager Fund                                                                         1,070,126
 * OneAmerica Money Market Fund                                                                                975,984
 * OneAmerica Investment Grade Bond Fund                                                                       835,127
   PBHG Growth Fund                                                                                            811,189
   Alger American Leveraged Allcap Fund                                                                        351,802
   American Century Income & Growth Fund                                                                       334,804
   Fidelity (VIP) High Income Fund                                                                             260,130
   American Century International Growth Fund                                                                  184,680
 * OneAmerica Value Fund                                                                                       168,114
 * OneAmerica American Asset Director                                                                           54,922
                                                                                                           -----------

                                                          Total Mutual Funds                                12,925,508

 * Laclede Group Common Stock                             Common Stock                                         464,426

 * Various participants                                   Participant loans, rates from
                                                            5.0% to 10.5%, maturities
                                                            through February 2033                              654,326
                                                                                                           -----------

                                                                                                           $14,044,260
                                                                                                           ===========

 * Represents a party-in-interest to the Plan.

** Cost information is not required for participant-directed investments and, therefore, is not included.

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                                 SIGNATURES




         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            EMPLOYEES' PROFIT SHARING
                                            AND SALARY DEFERRAL PLAN
                                            OF SM&P UTILITY RESOURCES, INC.
                                            -------------------------------
                                            (Registrant)



         Date: June 28, 2005              BY /s/ James A. Muhl
              --------------                -------------------------------
                                            James A. Muhl
                                            Trustee



         Date: June 28, 2005              BY /s/ Penelope S. Conway
              --------------                -------------------------------
                                             Penelope S. Conway
                                             Trustee



                                   - 10 -

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Exhibits

No.               Description

23                Consent of Independent Auditors





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